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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                           WINK COMMUNICATIONS, INC.
                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                   974168106
                                (CUSIP Number)


            (Date of Event Which Requires Filing of this Statement)

                           Robert A. Eshelman, Esq.
                     General Counsel, Finance & Operations
                             Microsoft Corporation
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------------------------------------------------
  CUSIP NO.: 974168106
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

          Microsoft Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      91-1144442
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                          2,500,000
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                          2,500,000
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,500,000

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.34%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

Item 1.

      (a) Name of Issuer: Wink Communications, Inc.
          --------------

      (b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

               1001 Marina Village Parkway
               Alameda, CA 94501

Item 2.

                                       2
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     (a) Name of Person Filing: Microsoft Corporation
         ---------------------

     (b) Address of Principal Business Office:
         ------------------------------------
           One Microsoft Way
           Redmond, Washington 98052-6399

     (c) Citizenship: State of Washington
         -----------

     (d) Title of Class of Securities: Common Stock
         ----------------------------

     (e) CUSIP Number: 974168106
         ------------

Item 3. Not Applicable.

Item 4. Ownership
        ---------

     (a) Amount Beneficially Owned: 2,500,000
         -------------------------

     (b) Percent of Class: 8.34%
         ----------------

         (1) Microsoft Corporation ("Microsoft") is the registered holder of 2,500,000 shares of Common Stock. Pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended, Microsoft is required to file a Schedule 13G with respect to such shares by February 14, 2000. Microsoft became the registered holder of such shares of Common Stock by virtue of the effectiveness of that certain Form S-1 of Wink Communications, Inc. on or about August 24, 1999 and the completion of the initial public offering of Common Stock of Wink Communications, Inc. Upon completion of such initial public offering, Microsoft's 2,500,000 shares of preferred stock in Wink Communications, Inc. automatically converted into Common Stock on a one-for-one basis.

         (2) Based on 29,991,000, the number of shares of Common Stock outstanding as of October 31, 1999 (as reported in Wink Communications, Inc.'s Form 10-Q filed with the SEC on November 15, 1999), Microsoft's percentage ownership is 8.34% as of the date of this filing.

     (c)  Number of shares as to which such person has:
          -------------------------------------------

          (i)   sole power to vote or to direct the vote    2,500,000
                ----------------------------------------

          (ii)  shared power to vote or to direct the vote  -0-
                ------------------------------------------

          (iii) sole power to dispose or to direct the
                --------------------------------------
                disposition of                              2,500,000
                --------------

          (iv)  shared power to dispose or to direct the
                ----------------------------------------
                disposition of                              -0-
                --------------

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

          Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

          Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------

                                       3
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          Not Applicable.

Item 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

          Not Applicable.

Item 9.  Notice of Dissolution of a Group
         --------------------------------

          Not Applicable.

Item 10. Certification
         -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Remainder of page intentionally blank]


                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 7, 2000


                                   MICROSOFT CORPORATION


                                   By /s/ Robert A. Eshelman
                                      ------------------------------
                                       Robert A. Eshelman
                                       General Counsel, Finance & Operations